                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
                                 _____________
                                SCHEDULE 13E-3

                       RULE 13E-3 TRANSACTION STATEMENT

      (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                       THERAPEUTIC DISCOVERY CORPORATION
--------------------------------------------------------------------------------
                             (Name of the Issuer)

                               ALZA CORPORATION
--------------------------------------------------------------------------------
                     (Name of Person(s) Filing Statement)

                     CLASS A COMMON STOCK, PAR VALUE $0.01
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   883376105
--------------------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)

    Bruce Cozadd, 950 Page Mill Road, Palo Alto, CA  94304, (650) 494-5000
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

(a)   [ ]    The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b)   [ ]    The filing of a registration statement under the Securities Act of
             1933.

(c)   [ ]    A tender offer.

(d)   [X]    None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]

                           Calculation of Filing Fee
--------------------------------------------------------------------------------
Transaction Valuation/1/:  $100 million        Amount of Filing Fee/2/:  $20,000
--------------------------------------------------------------------------------

-----------------------
     /1/ For purposes of calculating the filing fee only. This calculation is based upon the purchase price of $100 million for all issued and outstanding shares of Class A Common Stock of the Issuer to be acquired pursuant to this transaction.

     /2/ The amount of the filing fee, calculated in accordance with Section 13 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash to be paid by ALZA Corporation for such Class A Common Stock.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:___________________      Filing party:__________________

Form or registration no.:_________________      Date filed:____________________

Introduction.
-------------

     This Schedule 13E-3 Transaction Statement (the "Statement") relates to the exercise by ALZA Corporation, a Delaware corporation ("ALZA"), of its option to purchase all issued and outstanding shares of Class A Common Stock of Therapeutic Discovery Corporation, a Delaware corporation ("TDC").

     This Statement is being filed by ALZA. Notwithstanding this Statement, ALZA disclaims application of Rule 13e-3 under the Securities Exchange Act of 1934, as amended, to the transaction reported herein.

Item 1.
-------

     (a) The issuer of the class of equity security which is the subject of this filing and the address of its principal executive offices is:

                    Therapeutic Discovery Corporation
                    1454 Page Mill Road
                    Palo Alto, CA  94303-0806

     (b) The exact title of the class of security which is the subject of this filing is Class A Common Stock, par value $0.01, of TDC. The number of shares of Class A Common Stock outstanding as of August 25, 1997, the most recent practicable date, is 7,734,424. As of that date, there were also options to purchase 395,000 shares of Class A Common Stock immediately exercisable. The approximate number of holders of record of such Class A Common Stock as of August 25, 1997, the most recent practicable date, is 5,604.

     (c) The principal market in which the Class A Common Stock is being traded is the Nasdaq National Market. The range of high and low bid quotations for the Class A Common Stock for each quarterly period during the past two years is:

                     Period               High         Low
                     ------               ----         ---
               June 30, 1995             7.875        6.00
               September 30, 1995        7.75         6.75
               December 31, 1995         7.25         6.75
               March 31, 1996           10.625        7.125
               June 30, 1996             9.875        8.875

               September 30, 1996       10.00         8.00
               December 31, 1996        11.375        9.375
               March 31, 1997           11.375       10.50
               June 30, 1997            11.375       10.625

     (d) To the best of ALZA's knowledge after making reasonable inquiry, TDC has not paid any dividends on the Class A Common Stock in the past two years.

          TDC is restricted from paying any dividends on the Class A Common Stock if, after payment of such dividend, the amount of TDC's cash, cash equivalents and short-term and long-term investments would be less than the Available Funds as such term is defined in the Restated Certificate of Incorporation of TDC as filed with the Secretary of State of the State of Delaware on April 1, 1993 (the "Restated Certificate") and attached as Annex 17(c) hereto.
                                                  -----------

     (e)  Not applicable.

     (f)  Not applicable.

Item 2.
-------

     This filing is being made by ALZA. Its principal business is pharmaceutical research and development and the commercialization of pharmaceutical products. The address of its principal executive offices are 950 Page Mill Road, Palo Alto, CA 94304.

     During the last five years, ALZA has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, ALZA has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws.

Item 3.
-------

     (a) (1) The nature and approximate amount in dollars of any transaction which has occurred since the commencement of TDC's second full fiscal year preceding the date of this Statement between ALZA and TDC are as follows:

               (i) Since the commencement of TDC's second full fiscal year preceding the date of this Statement, TDC paid approximately $225,000,000 to ALZA pursuant to a Development Agreement between ALZA and TDC dated March 10, 1993 whereby ALZA was retained by TDC to undertake activities related to the selection and development of pharmaceutical products.

               (ii) Since the commencement of TDC's second full fiscal year preceding the date of this Statement, TDC paid approximately $500,000 to ALZA pursuant to a Services Agreement between ALZA and TDC dated March 10, 1993 whereby ALZA was retained by TDC to provide certain administrative services to TDC (such as legal and accounting) in exchange for payment of ALZA's costs in the provision of such services.

               (iii) There is also (a) a Technology License Agreement dated
                     March 10, 1993 between ALZA and TDC, whereby ALZA licensed certain proprietary technology to TDC, and (b) a License Option Agreement dated March 10, 1993 between ALZA and TDC, whereby TDC granted ALZA an option to license certain products from TDC. No amounts have been paid by either of ALZA or TDC to the other pursuant to such agreements since the commencement of TDC's second full fiscal year preceding the date of this Statement except as set forth in section
                     (iv) below.

               (iv) In January of 1997, ALZA exercised its option to license from TDC for 12 European countries a second-generation transdermal testosterone product to follow ALZA's existing Testoderm(R) product. ALZA entered into an agreement with Ferring N.V. to market the TDC product in such countries. As a result of ALZA's exercise of this license option and the arrangement with Ferring, ALZA paid TDC $580,000, a portion of the upfront payment ALZA received from Ferring, and will receive payments from ALZA based on sales of the product in the 12 European countries covered by ALZA's agreement with Ferring.

               (v) In February of 1997, ALZA exercised its option to license from TDC a once-daily OROS(R) hydromorphone product on a worldwide basis. ALZA entered into an agreement with Knoll Pharmaceutical Company and Knoll A.G. (together "Knoll") for the further clinical development and worldwide commercialization of that product. As a result of ALZA's exercise of the license for such product, TDC will receive a portion of the amounts ALZA receives from Knoll based on worldwide sales of the product, and a portion of future milestone payments made by Knoll to ALZA.

          (2)  None.

     (b)  Not applicable.

Item 4.
-------

     (a) ALZA exercised its option to purchase all of TDC's Class A Common Stock (the "Purchase Option") on August 25, 1997 by delivering an exercise notice to TDC. The terms of the Purchase Option are set forth in TDC's Restated Certificate. Pursuant to the Restated Certificate, the exercise price of the Purchase Option is $100 million. ALZA has determined that September 29, 1997 will be the closing date for the purchase ("Closing Date"). ALZA will deposit the exercise price with Boston EquiServe, L.P., as payment agent ("Payment Agent"), on or prior to that date. Promptly following the Closing Date, and upon receipt of stock certificates for the Class A Common Stock as instructed by the Payment Agent, the Payment Agent will distribute the exercise price pro rata to each person or entity who was a holder of Class A Common Stock at the close of business on the Closing Date. In the case of any person or entity holding Class A Common Stock in a brokerage account, the broker will credit the relevant account with such amount.

          In accordance with the terms of the Restated Certificate, the stockholders of the Class A Common Stock do not need to take any steps to approve the purchase. Title to the Class A Common Stock will automatically vest in ALZA on the Closing Date and the exercise price will be paid to such stockholders, upon tender of their stock certificates directly or through their brokers, in accordance with their respective interests.

     (b)  Not applicable.

Item 5.
-------

     Subsequent to the purchase of the Class A Common Stock by ALZA, TDC will be a wholly-owned subsidiary of ALZA. ALZA anticipates de-listing TDC from the Nasdaq National Market and suspending its reporting requirements with the Securities and Exchange Commission (the "Commission") by filing a Form 15. ALZA intends to replace TDC's officers and Board of Directors with ALZA employees.

Item 6.
-------

     (a) The total consideration for the purchase by ALZA of the Class A Common Stock is $100 million. The source of these funds is ALZA's cash, cash equivalents and marketable securities.

     (b) ALZA's reasonably itemized statement of expenses for the transaction includes filing fees of $20,000, printer fees of approximately $5,000, accounting fees of approximately $2,000 and legal fees of approximately $50,000. TDC will not be responsible for paying any or all of such expenses.

     (c)  Not applicable.

     (d)  Not applicable.

Item 7.
-------

     (a) The purpose of this transaction is to acquire the rights to all products and product candidates developed or under development by ALZA and TDC pursuant to the Development Agreement dated March 10, 1993 between ALZA and TDC. ALZA believes that it is in the best interests of ALZA and ALZA's stockholders to exercise the Purchase Option at this time.

     (b) As ALZA is exercising certain previously granted rights, no other options were considered.

     (c) The transaction is structured pursuant to the terms of the previously granted Purchase Option as set forth in TDC's Restated Certificate. This transaction is being undertaken at this time because TDC has no significant funds remaining to expend on product development and the Purchase Option otherwise would have expired no later than January 15, 1998.

     (d) The transaction reported herein will cause TDC to become a wholly-owned subsidiary of ALZA. TDC will be de-listed from the Nasdaq National Market and will have its public reporting obligations suspended. The federal tax consequences to TDC are that utilization of TDC's losses and other tax carryovers may be limited under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code").

          The transaction reported herein will cause ALZA to own 100% of TDC. As a result, ALZA will indirectly own all of the assets of TDC. Accordingly, ALZA will report 100% of the net book value and net earnings of TDC. There will be no significant federal tax consequences to ALZA as a result of the exercise of the Purchase Option.

          The transaction reported herein will cause each stockholder of Class A Common Stock to dispose of his or her Class A Common Stock for consideration equal to that stockholder's pro rata share of the exercise price identified in Item 4(a) above. This consideration is the amount specified in the Restated Certificate provided in 1993.
          The federal income tax consequences to such stockholder, in general terms, are set forth below.

          The following discussion sets forth federal income tax considerations under the Code for stockholders with respect to cash received by stockholders of TDC for the Class A Common Stock. This discussion is intended only to provide general information to stockholders that are subject to United States federal income tax; it may not address all relevant federal income tax consequences to such persons or to other categories of stockholders, e.g., foreign persons, dealers in securities, and stockholders that are exempt from federal income tax. This discussion is based upon present federal income tax laws and does not attempt to anticipate changes, including changes in tax rates, that may be made under currently pending legislative proposals. This discussion assumes that the Class A Common Stock was at all relevant times capital assets of the stockholders. This discussion does not address state, local or foreign tax considerations. ALL STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS.

          Holders of Class A Common Stock will have a capital gain or loss due to ALZA's exercise of the Purchase Option equal to the difference between (a) the amount of the cash received, and (b) their basis in the Class A Common Stock surrendered. Gain or loss due to the exercise of the Purchase Option should be long-term if the Class A Common Stock has been held for more than one year at the time of exercise of the Purchase Option. The Internal Revenue Service ("IRS") may assert, however, that the holding period of the Class A Common Stock does not begin until such date as the Purchase Option is exercised and that capital gain or loss upon exercise of the Purchase Option is therefore short-term. Limitations may apply to deduction of capital loss.

          To the extent that holders of Class A Common Stock have not provided appropriate taxpayer identification numbers on IRS Form W-9 or a substitute therefor, such stockholders may be subject to backup withholding by ALZA.

Item 8.
-------

     (a) ALZA reasonably believes that the transaction reported herein is fair to the holders of TDC Class A Common Stock. None of ALZA's directors dissented to the transaction. Julian N. Stern and Dr. Alejandro Zaffaroni abstained from voting on such transaction because they each own shares of Class A Common Stock.

     (b) The material factor upon which the belief stated in Item 8(a) is based is set forth below.

               (i)   Stockholder Awareness of Purchase Option

               The initial public holders of the Class A Common Stock received such stock as a dividend from ALZA in 1993. The Purchase Option was a feature of the Class A Common Stock at that time and was described in the ALZA Information Statement, dated March 10, 1993, distributed in connection with this distribution. The Purchase Option was also set forth in the Restated Certificate, which was publicly filed both with the Delaware Secretary of State and the Commission prior to the distribution. Pursuant to the Restated Certificate, the stock certificates for the Class A Common Stock were legended to put the holders thereof on further notice about the Purchase Option. Stockholders were also advised of the Purchase Option in each Form 10-K (since the date of the distribution) and each recent Form 10-Q public filing made by each of ALZA and TDC with the Commission. Accordingly, the Purchase Option was present in the initial public distribution of the Class A Common Stock, was disseminated in TDC's charter documents, was discussed in ALZA's and TDC's periodic filings and was legended on each stock certificate for the Class A Common Stock. As a result, every TDC Class A Common stockholder received substantial notice as to the terms of the Purchase Option prior to making any investment decision with respect to the Class A Common Stock. In addition, recent public filings by both ALZA and TDC have indicated the status of funds available for product development and therefore when the potential exercise of the Purchase Option was likely to be triggered. During 1997, both parties have indicated that these funds would likely be exhausted during the third quarter of 1997.

     (c) The Restated Certificate does not require any approval of the stockholders of TDC for the exercise of the Purchase Option.

     (d) After making reasonable inquiry of management of TDC, ALZA believes that no directors of TDC have retained an unaffiliated representative to act solely on behalf of any security holders of TDC as no action is required by either TDC's directors or security holders to effect the Purchase Option.

     (e)  See Item 8(d) above.

     (f)  Not applicable.

Item 9.
-------

     (a) Neither ALZA nor, to the best of ALZA's knowledge after reasonable inquiry of management of TDC, TDC, has received any report, opinion (other than an opinion of counsel) or appraisal from an outside party which is materially related to the transaction described herein.

     (b)  Not applicable.

     (c)  Not applicable.

Item 10.
--------

     (a) As of August 25, 1997, no shares of Class A Common Stock of TDC are beneficially owned by ALZA, by any pension, profit sharing or similar plan of ALZA or, to ALZA's knowledge after reasonable inquiry of management of TDC, by TDC, by each executive officer and director of either ALZA, TDC, any person controlling either ALZA or TDC or any executive officer of any corporation ultimately in control of either ALZA or TDC, or by any associate or majority owned subsidiary of either ALZA or TDC except as set out on the following table:

                                                                                                      Immediately
                                                                      Direct         Indirect         Exercisable
Name                             Position                            Ownership       Ownership          Options
----                             --------                            ---------       ---------          -------

Blaschke, Dr. Terrence F.        Director of TDC                         4,500           6,200           40,000

Cozadd, Bruce C.                 Senior Vice President and                  15
                                 Chief Financial Officer of ALZA

Fethe, Harold                    Vice President, Human                                   3,304
                                 Resources of ALZA

Fulscher, Dr. Gary V.            Senior Vice President,                  4,489           4,693
                                 Operations of ALZA

Hoffmann, David R.               Vice President, Finance and             1,622           6,223
                                 Secretary of TDC

Lairson, Dr. Paul D.             Director of TDC                                                         40,000

Martin, Suzanne G.               Vice President, Research and              695
                                 Development Administration of TDC

Neil, Gary L., Ph.D.             Director, President and Chief                          12,000          160,000
                                 Executive Officer of TDC

Phipps, Allen M.                 Chairman of the Board of TDC           10,000                           60,000

Sommers, William P, Ph.D.        Director of TDC                                         2,919           40,000

Stern, Julian N.                 Director and Secretary of ALZA          9,393

Theeuwes, Dr. Felix              President, New Ventures and               413          17,064
                                 Chief Scientist of ALZA

Zaffaroni, Dr. Alejandro         Co-Chairman of the Board and           95,594
                                 Founder of ALZA

As of December 31, 1996 ALZA's 401(k) tax deferral investment plan owned 18,902 shares of Class A Common Stock for the accounts of certain ALZA employees. The employees direct the investment of these accounts. Some of the shares reported as indirectly owned by ALZA employees in the table above are included in the foregoing amount.

     (b)  None.

Item 11.
--------

     The arrangements between ALZA and TDC have been described in Items 1, 4, and 6 herein. A summary of this information is set forth below.

     Article FIFTH of the Restated Certificate provides ALZA with the Purchase Option. The Purchase Option provides that ALZA may purchase all, but not less than all, of the issued and outstanding Class A Common Stock at any time prior to the earlier of: (i) 60 days after the later of (a) the date of filing with the Commission or (b) the due date of TDC's Form 10-K or Form 10-Q containing a balance sheet showing that TDC has less than an aggregate of $5 million in cash, cash equivalents, and short-term and long-term investments, or (ii) June 30, 1999. ALZA may exercise the Purchase Option at any time prior to such expiration date by mailing an exercise notice to TDC. This exercise notice must identify certain information, including a Closing Date for the purchase and the exercise price and form of consideration to be paid to TDC stockholders. The Closing Date must be within 90 days of the exercise date but may be extended by ALZA in certain circumstances outlined in the Restated Certificate, such as the need for regulatory clearance. ALZA exercised the Purchase Option by providing the foregoing exercise notice to TDC on August 25, 1997. The Closing Date has been set for September 29, 1997.

     From the date of exercise of the Purchase Option until the Closing Date, TDC is prohibited by the terms of the Restated Certificate from engaging in any extraordinary corporate activity without the prior written consent of ALZA.

     Article FOURTH of the Restated Certificate provides that as soon as ALZA exercises the Purchase Option, TDC's board shall cease to be classified, the number of authorized TDC directors shall be increased in accordance with a formula set forth in the Restated Certificate and the holders of TDC's Class B Common Stock (currently ALZA) shall have the sole right to appoint the directors thereafter.

     Within 15 days after the mailing of the exercise notice to TDC, TDC must provide ALZA with a status statement containing certain financial information. This financial information includes all actual and contingent liabilities of TDC. ALZA then may reduce the exercise price by the amount of such liabilities. It is not anticipated that any reduction will occur in the current circumstances of this transaction.

     ALZA must designate a payment agent who will distribute the exercise price to the TDC stockholders. ALZA must also deposit both the exercise price, and irrevocable instructions to pay the exercise price to TDC stockholders of record as of the close of business on the Closing Date, with the payment agent on or prior to the Closing Date. ALZA has designated Boston EquiServe, L.P., as payment agent.

     On the Closing Date, title to the Class A Common Stock will automatically transfer to and vest in ALZA without further act of any person. The Payment Agent will then disburse the exercise price to TDC stockholders upon tender of stock certificates to the Payment Agent or, if the Class A Common Stock is held in a brokerage account, that account will be credited with such amount.

Item 12.
--------

     (a)  Not applicable.

     (b)  Not applicable.

Item 13.
--------

     (a) Appraisal rights are not afforded under either applicable law or the Restated Certificate to TDC stockholders in respect of the exercise of the Purchase Option and none will be afforded by either ALZA or TDC. ALZA is not aware of any rights available to objecting holders of Class A Common Stock under applicable law.

     (b) ALZA is unaware, after making reasonable inquiry of management of TDC, of any grant of access to unaffiliated security holders to the corporate files of either TDC or ALZA or the appointment of counsel or appraisal services for unaffiliated security holders at the expense of either TDC or ALZA.

     (c)  Not applicable.

Item 14.
--------

     (a)  TDC financial data is attached to this Statement as Exhibits 99.1,
          99.2 and 99.3. TDC had no material fixed charges for the two most recent fiscal years and the appropriate interim period. Book value per share of Class A Common Stock for December 31, 1996 was $8.94 and for June 30, 1997 was $2.82.

     (b)  Not applicable.

Item 15.
--------

     (a)  Not applicable.

     (b)  None.

Item 16.
--------

     Not applicable.

Item 17.
--------

     17(c)   Restated Certificate of Incorporation of Therapeutic Discovery
Corporation as filed with the Secretary of State of the State of Delaware on April 1, 1993.

     17(d)   Notice to Stockholders of Therapeutic Discovery Corporation (for
purposes of this Statement only, Annex A thereto being Item 17(c) above).
                                 -------

   99.1 Financial information extracted from TDC Form 10-Q for the quarterly period ended June 30, 1997.

   99.2 Financial information extracted from TDC Form 10-K for the year ended December 31, 1996.

   99.3 Financial information extracted from TDC Form 10-K for the year ended December 31, 1995.



                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 27, 1997                          ALZA CORPORATION


                                         By: /s/ BRUCE C. COZADD
                                            ____________________________
                                              Bruce C. Cozadd,
                                              Senior Vice President and
                                              Chief Financial Officer



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the person filing this statement), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

                                                                     ANNEX 17(c)


                               State of Delaware

                       Office of the Secretary of State                   PAGE 1

                       ________________________________

     I, WILLIAM T. QUILLEN, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF RESTATED CERTIFICATE OF INCORPORATION OF "THERAPEUTIC DISCOVERY CORPORATION" FILED IN THIS OFFICE ON THE FIRST DAY OF APRIL, A.D. 1993, AT 9 O'CLOCK A.M

     A CERTIFIED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO NEW CASTLE COUNTY RECORDER OF DEEDS ON THE FIRST DAY OF APRIL, A.D. 1993 FOR RECORDING.

                              * * * * * * * * * *


                                   /s/ William T. Quillen
      [SEAL OF STATE OF DELAWARE]  ---------------------------------------------
                                   William T. Quillen, Secretary of State

                                   AUTHENTICATION:     *3843907
                                             DATE:     04/01/1993
930915252

                    RESTATED CERTIFICATE OF INCORPORATION
                                      OF
                       THERAPEUTIC DISCOVERY CORPORATION
                (Originally incorporated on November 12, 1992)

          FIRST:    Name.  The name of this corporation is Therapeutic Discovery
                    ----
Corporation (the "corporation").

          SECOND:   Registered Office; Registered Agent.  The address of the
                    -----------------------------------
registered office of this corporation in the State of Delaware is 1013 Centre Road, in the City of Wilmington, County of New Castle. The name of the registered agent of this corporation at such address is Corporation Service Company.

          THIRD:    Purpose.  The purpose of this corporation is to engage in
                    -------
any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

          FOURTH:   Authorized Capital Stock.
                    ------------------------

          (A) This corporation is authorized to issue two classes of shares, which shall be known as Class A Common Stock and Class B Common Stock. The total number of shares of stock of all classes that this corporation is authorized to issue is 12,000,100. The total number of shares of Class A Common Stock which this corporation is authorized to issue is 12,000,000. The total number of shares of Class B Common Stock which this corporation is authorized to issue is
100. Each share of Class A Common Stock and Class B Common Stock shall have a par value of $0.01.

          Effective immediately upon the filing of this Restated Certificate of Incorporation, each share of Common Stock, par value $1.00 per share, of this corporation outstanding immediately prior to such filing shall be converted into and reclassified as one share of Class B Common Stock.

          (B) The powers, designations, preferences, and relative, participating, optional or other special rights granted to, and the qualifications, limitations and restrictions imposed upon, the Class A Common Stock and Class B Common Stock and the respective holders thereof are as follows:

          (1)  Redemption.  The shares of Class A Common Stock are redeemable
               ----------
     and may be redeemed as provided in (but only as provided in) ARTICLE FIFTH, Section (F).

          (2)  Dividends.  The holders of shares of Class A Common Stock and
               ---------
     Class B Common Stock shall be entitled to receive per share and without preference such dividends as may be declared by the Board of Directors from time to time out of funds legally available therefor. No dividend may be declared on the Class A Common Stock unless the same per share dividend is declared on the Class B Common Stock, and no dividend may be declared on the Class B Common Stock unless the same per share dividend is declared on the Class A Common Stock. Dividends may not be declared, nor may shares of Class A Common Stock or Class B Common Stock be repurchased or redeemed (other than pursuant to Section (F) of Article FIFTH) if, after payment of such dividend, or after effecting such repurchase or redemption, the amount of this corporation's cash, cash equivalents, short and long term investments would be less than the amount of Available Funds as of the date of such dividend, repurchase or redemption.

          (3)  Liquidation. In the event of voluntary or involuntary liquidation
               -----------
     of this corporation, the holders of the Class A Common Stock and Class B Common Stock of the corporation shall be entitled to receive, on a pro rata per share basis and without preference, all of the remaining assets of this corporation available for distribution to its stockholders.

          (4)  Voting Rights. Except as otherwise required by law or provided
               -------------
     herein, the holders of Class A Common Stock and Class B Common Stock shall vote together as a single class. Each holder of Class A Common Stock and Class B Common Stock shall have one vote for each share standing in his or her name on all matters submitted to a vote of holders of the common shares. At any meeting of the stockholders of this corporation, the determination of a quorum shall be based upon the presence of shares of Class A Common Stock and Class B Common Stock representing a majority of the voting power of all of the shares of Class A Common Stock and Class B Common Stock. This corporation shall not, without the affirmative vote of the holders of a majority of the issued and outstanding shares of Class B Common Stock, voting separately and as a class, (a) alter or change the powers, designations, preferences and relative, participating, optional or other special rights granted to, or the qualifications, limitations and restrictions imposed upon, the Class A Common Stock or the Class B Common Stock, (b) alter or change Articles FOURTH, FIFTH, SIXTH, SEVENTH or EIGHTH of this Restated Certificate of Incorporation, (c) authorize the creation or issuance of any additional class or series of stock, or otherwise make any amendment to this Certificate of Incorporation that would alter the rights of the holders of the Class B Common Stock, (d) undertake the voluntary dissolution, liquidation or winding up of this corporation, (e) merge or consolidate this corporation with or into any other corporation or entity, (f) sell, lease, exchange, transfer or otherwise dispose of any substantial asset of this corporation or (g) alter the bylaws of this corporation in a manner described in the last sentence of ARTICLE EIGHTH. Furthermore, from and after the Purchase Option Exercise Date, as defined in Article FIFTH, (i) the board of directors of this corporation shall cease to be classified;
     (ii) the number of directors of this corporation shall be increased to a number equal to (a) two times the maximum number of authorized directors (counting for this purpose both directors in office and vacant directorships), plus (b) one; and (iii) the holders of the Class B
                     ----
     Common Stock shall have the sole right to elect the directors of this corporation, including directors to fill the new directorships created pursuant to clause (ii). No vacancy created as a result of the increase in the size of the board of directors pursuant to the preceding sentence shall be filled other than by the holders of the Class B Common Stock.

          (5)  Conversion. The Class B Common Stock shall automatically convert
               ----------
     into fully paid and non-assessable shares of Class A Common Stock of this corporation at 12:01 a.m. New York time on the day immediately following the expiration of the Purchase Option granted in Article FIFTH. The Class B Common Stock shall convert into Class A Common Stock at the rate of one share of Class A Common Stock for each share of Class B Common Stock.

          (6)  Transfer of Class A Common Stock. Until the first to occur of (i)
               --------------------------------
     the third anniversary of the date (the "Distribution Date") upon which certificates representing Units comprised in part of shares of Class A Common Stock are distributed by ALZA Corporation (together with its successors and assigns, "ALZA") to the holders of ALZA's Class A Common Stock or (ii) the Purchase Option Exercise Date, the Class A Common Stock may be transferred only as part of Units. Each "Unit" consists of one share of Class A Common Stock and one warrant to acquire one-eighth of one share of ALZA Common Stock.

          FIFTH.    Purchase Option.
                    ---------------

          (A)  Definitions. For purpose of this Restated Certificate of
               -----------
Incorporation, the following terms shall have the following definitions:

          (1)  ALZA Common Stock means the Class A Common Stock of ALZA or, if
               -----------------
such Class A Common Stock is converted into or exchanged for another class or series of stock of ALZA or any other corporation, such other class or series of stock.

          (2)  Available Funds means, as of any date of determination, the sum
               ---------------
of (a) $250 million (contributed by ALZA in or about March 1993), plus (b)
                                                                  ----
interest and other income earned through investment of such funds until their expenditure pursuant to the Development Contract through the date of determination, less (c) reasonable ongoing administrative expenses of this
               ----
corporation, including legal and accounting expenses, incurred through the date of determination, less (d) the costs associated with the distribution to ALZA's
                  ----
stockholders of the Units.

          (3)  Development Contract means the Development Agreement dated as of
               --------------------
March 10, 1993 between ALZA and this corporation, as such contract may be amended or modified from time to time by amendments approved by ALZA and the board of directors of this corporation.

          (4)  Fair Market Value means, with reference to ALZA Common Stock, (a)
               -----------------
if ALZA Common Stock is listed on the New York Stock Exchange or any other securities reporting closing sales prices (including without limitation the NASDAQ National Market System), the average of the closing sales price of ALZA Common Stock on such exchange (which shall be the New York Stock Exchange or, if ALZA Common Stock is not then traded on such exchange, on the principal exchange on which ALZA Common Stock is then traded), for the five trading days ending with the trading day that is two trading days prior to the date of determination, (b) if ALZA Common Stock is not listed on any securities exchange described in clause (a) but is quoted on NASDAQ or another quotation system providing bid prices, the average (over the five day period described in clause
(a)) of the bid prices for each day in such period on NASDAQ (or, if ALZA Common Stock is not then quoted on NASDAQ, the largest quotation system on which ALZA Common Stock is then quoted), and (c) if ALZA Common Stock is not listed on any exchange or quoted on any quotation system, the value thereof as determined in good faith by ALZA's board of directors.

          (5)  Final Purchase Option Exercise Price means the Purchase Option
               ------------------------------------
Exercise Price minus (a) the amount by which this corporation's Liabilities
               -----
existing at the Purchase Option Exercise Date (other than liabilities pursuant to the Development Contract) exceed the aggregate of this corporation's then existing cash, cash equivalents and short-term and long-term investments (but excluding from such cash, cash equivalents and short-term and long-term investments the amount of Available Funds determined as of the Purchase Option Exercise Date which had not, as of such date, been paid by this corporation in accordance with the Development Contract); and minus (b), if the Purchase Option
                                               -----
Exercise Price was determined based upon the provisions of clause (c) of Section (A)(10) of this Article FIFTH, any additional amounts paid by this corporation pursuant to the Development Contract from the date of the last report of such expenditures provided by this corporation to ALZA pursuant to the Development Contract to the Purchase Option Exercise Date.

          (6)  Liabilities means, with respect to this corporation, (a) all
               -----------
liabilities required to be reflected or
reserved against in this corporation's financial statements under generally accepted accounting principles consistently applied ("GAAP"), (b) any guaranty of any indebtedness of another person and (c) any reimbursement or similar obligation with respect to any letter of credit issued for the account of this corporation or as to which this corporation is otherwise liable. Liabilities of the type described in (b) and (c) shall be valued at the full amount of the potential liability of the corporation thereon.

          (7)  License Agreement means any License Agreement between ALZA and
               -----------------
this corporation entered into upon the exercise by ALZA of the license option granted to it pursuant to the License Option Agreement.

          (8)  License Option Agreement means the License Option Agreement
               ------------------------
between ALZA and this corporation dated as of March 10, 1993, as such agreement may be amended or modified from time to time by amendments approved by ALZA and the board of directors of this corporation.

          (9)  Purchase Option Exercise Date means the date upon which ALZA
               -----------------------------
notifies this corporation in writing of its exercise of the Purchase option as provided in Section (C) of this Article FIFTH.

          (10) Purchase Option Exercise Price means the greatest of the
               ------------------------------
following:

          (a) the greater of (i) 25 times the Royalties paid by or due from ALZA to this corporation, plus 25 times any Royalties that would have been
                               ----
     paid by or due from ALZA to this corporation if ALZA had not exercised its right to buy out its obligation to pay any such Royalties as provided in
     Section 7.5 of the Development contract or Section 3.4 of any License Agreement, in each case determined with reference to the most recent four complete calendar quarters preceding the Purchase Option Exercise Date for which such Royalties were paid by or due from ALZA or would have been paid by or due from ALZA, or (ii) 100 times such Royalties paid by or due from ALZA to this corporation during the most recent complete calender quarter for which such Royalties were paid or due; provided, that in the case of
                                                --------
     either (i) or (ii) the amount so determined shall be reduced by any amounts previously paid by ALZA to this corporation to buy out any obligation to pay Royalties as provided in the Development Contract or any License Agreement;

          (b) the Fair Market Value of one million shares of ALZA Common Stock (which number of shares shall be proportionately adjusted for any stock dividend, split-up, combination or reclassification of the ALZA Common Stock) determined as of the Purchase Option Exercise Date;

          (c)  $325 million less the total amount paid by this corporation under
                            ----
     the Development Contract as last reported by this corporation to ALZA through the Purchase Option Exercise Date; and

          (d)  $100 million.

          (11) Purchase Option Expiration Time means 11.59 p.m. New York time on
               -------------------------------
December 31, 1999; provided that such date will be extended for successive one year periods if, as of any June 30 beginning with June 30, 1999, this corporation has not paid at least 90% of all Available Funds pursuant to the Development Contract. Notwithstanding the foregoing sentence, the Purchase Option Expiration Time will in no event occur later than 11.59 p.m. New York time on the 60th day after the later of (a) the date of filing with the Securities and Exchange Commission or (b) the due date of this corporation's Annual Report on Form 10-K or Quarterly Report on Form 10-Q containing a balance sheet showing that this corporation has less than an aggregate of $5 million in cash, cash equivalents, and short-term and long-term investments.

          (12) Royalties means (a) royalties paid or other payments made by
               ---------
ALZA to this corporation under a License Agreement in respect of any product licensed by ALZA from this corporation pursuant to the License Option Agreement and (b) payments made by ALZA under Section 7.4 of the Development Contract. In determining the amount of Royalties for purposes of Article FIFTH, Section (A)
(10) (a), all Special Royalty Payments are to be amortized equally over a period of 28 calendar quarters beginning with the calendar quarter in which such Special Royalty Payment is made, regardless of the treatment of such Special Royalty Payments in determining Royalties actually paid under any License Agreement or the Development Contract.

          (13) Special Royalty Payment means front-end distribution fees,
               -----------------------
prepaid royalties and similar one-time, infrequent or special payments.

          (14) Status Statement means, as of any date, a balance sheet dated as
               ----------------
of such date, together with (a) a statement and brief description of all other liabilities of this corporation constituting Total Liabilities as of such date not reflected on such balance sheet, (b) a statement of the amount of Available Funds remaining as of such date, and (c) a statement of the total amounts paid by this corporation pursuant to the Development Contract through such date.

          (15) Total Liabilities means, with respect to this corporation, (a)
               -----------------
all Liabilities and (b) any other debts, liabilities or obligations, absolute or contingent, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, whenever arising, including all costs and expenses relating thereto, and including those debts, liabilities and obligations arising under law, rule or regulation, or under any pending or threatened action, suit or proceeding, or any order or consent decree of any governmental entity or any award or any arbitrator of any kind, and those arising under any contract, commitment or undertaking.

          (B)  Grant of Option. ALZA is hereby granted an exclusive irrevocable
               ---------------
purchase option to purchase all issued and outstanding shares of Class A Common Stock of this corporation for the Final Purchase Option Exercise Price (the "Purchase Option"). The Purchase Option, if exercised, must be exercised as to all, but not less then all, issued and outstanding shares of Class A Common Stock and may be exercised at any time at or prior to the Purchase Option Expiration Time. ALZA shall elect, at the time of exercise of the Purchase Option, to pay all or any portion of the Final Purchase Option Exercise Price in cash, ALZA Common Stock (valued at its Fair Market Value determined as of the Purchase Option Exercise Date), or any combination thereof. The Purchase Option may, at ALZA's option, be assigned or otherwise transferred to any person or entity, including this corporation.

          (C)  Manner of Exercise. The Purchase Option shall be exercised at or
               ------------------
before the Purchase Option Expiration Time by written notice (the "Exercise Notice") from ALZA to this corporation stating that the Purchase Option is being exercised and setting forth (1) the Purchase Option Exercise Price; (2) the portion, if any, of the Purchase Option Exercise Price to be paid in cash and the portion, if any, of the Purchase Option Exercise Price to be paid in ALZA Common Stock, and if any portion of the Purchase Option Exercise Price is to be paid in ALZA Common Stock, stating the Fair Market Value of such ALZA Common Stock determined as of the Purchase Option Exercise Date, and (3) a closing date (the "Closing Date") on which all of the issued and outstanding shares of Class A Common Stock will be purchased. The Purchase Option shall be deemed to be exercised as of the date of mailing by first class mail of the Exercise Notice to this corporation.

          (D)  Closing.
               -------

          (1)  Closing Date; Corporation. Except as set forth below, the Closing
               -------------------------
Date shall be the date specified as such in the Exercise Notice, which date specified shall be no later than 90 days after the Purchase Option Exercise Date. The Closing Date may be extended by ALZA if, the judgment of ALZA, an extension of the Closing Date is necessary to obtain any governmental or third party consent to the purchase of the Class A Common Stock, to permit any necessary registration statement or similar filing to be declared effective, or to permit the expiration prior to the Closing Date of any statutory or regulatory waiting period. ALZA may extend the Closing Date for the reasons set forth in the preceding sentence by delivering written notice of such extension to this corporation on or prior to the previously scheduled Closing Date. This corporation shall cooperate with ALZA to effect the closing of the Purchase Option, including without limitation seeking any required third-party or governmental consents, and filing any applications, notifications, registration statements or the like which may be necessary to effect the closing.

          (2)  Certain Restrictions Following Purchase Option Exercise Date.
               ------------------------------------------------------------
From the Purchase Option Exercise Date until the Closing Date, this corporation will not take any of the following actions (or permit any such actions to be taken on its behalf) except with the prior written consent of ALZA:

          (a) borrow money, or mortgage, remortgage, pledge, hypothecate or otherwise encumber any of its assets;

          (b) sell, lease, lend, exchange or otherwise dispose of any of its assets, other than sales of inventory in the ordinary course of business;

          (c) pay or declare any dividends or make any distributions on or in respect of any shares of its capital stock;

          (d) default in its obligations under any material contract, agreement, commitment or undertaking of any kind or enter into any material contract, agreement, purchase order or other commitment; or

          (e) enter into any other transaction or agreement or arrangement, or incur any liabilities, not in the ordinary course of this corporation's business.

          (3)  Determination of Final Purchase Option Exercise Price. Not later
               -----------------------------------------------------
than 15 business days following the Purchase Option Exercise Date, this corporation shall deliver a final Status Statement to ALZA prepared as of the Purchase Option Exercise Date. Following receipt of such Status Statement and completion of any other investigation as ALZA shall deem necessary or appropriate, and prior to the Closing Date, ALZA shall determine the Final Purchase Option Exercise Price by making the adjustments to the Purchase Option Exercise Price contemplated by Section (A)(5) of this Article FIFTH and shall notify this corporation of such determination.

          (4)  Payment of Final Purchase Option Exercise Price. On or before the
               -----------------------------------------------
Closing Date, ALZA shall deposit the full amount of the Final Purchase Option Exercise Price with a bank or banks or similar entities designated by ALZA (which may include ALZA's transfer agent if shares of ALZA Common Stock are being delivered) to pay, on ALZA's behalf, the Final Purchase Option Exercise Price (the "Payment Agent"). Funds, if any, and ALZA Common Stock, if any, deposited with the Payment Agent shall be delivered in trust for the benefit of the holders of Class A

Common Stock, and ALZA shall provide the Payment Agent with irrevocable instructions to pay, on or after the Closing Date, the Final Purchase Option Exercise Price for the shares of Class A Common Stock to the holders of record thereof determined as of the Closing Date. Payment for shares of Class A Common Stock shall be mailed to each holder at the address set forth in this corporation's records or at the address provided by each holder or, if no address is set forth in this corporation's records for a holder or provided by such holder, to such holder at the address of this corporation. At ALZA's request, this corporation shall provide, or shall cause its transfer agent to provide, to ALZA or to the Payment Agent, free of charge, a complete list of the record holders of shares of Class A Common Stock, including the number of shares of Class A Common Stock held of record and the address of each record holder.

          (E)  Transfer of Title.  Transfer of title to all of the issued and
               -----------------
outstanding shares of Class A Common Stock shall be deemed to occur automatically on the Closing Date and thereafter this corporation shall be entitled to treat ALZA as the sole holder of all of the issued and outstanding shares of its Class A Common Stock, notwithstanding the failure of any holder of Class A Common Stock to tender the certificates representing such shares to the Payment Agent. This corporation shall instruct its transfer agent not to accept any shares of Class A Common Stock for transfer on and after the Closing Date, except for the shares of Class A Common Stock transferred to ALZA. This corporation shall take all actions reasonably requested by ALZA to assist in effectuating the transfer of shares of Class A Common Stock in accordance with this Article FIFTH.

          (F)  Redemption of Class A Common Stock.   At ALZA's election (which
               ----------------------------------
election may be made at any time, provided it is made, by delivery of written notice thereof to this corporation, not less than five days prior to the Closing
Date), this corporation shall, subject to applicable restrictions in the Delaware General Corporation Law, redeem on the Closing Date all issued and outstanding shares of Class A Common Stock for an aggregate redemption price equal to the Final Purchase Option Exercise Price.

          SIXTH.    Protective Provisions.
                    ---------------------

          (A)  Legend.   Certificates evidencing shares of Class A Common Stock
               ------
issued by or on behalf of this corporation shall bear a legend in substantially the following form:

          "The shares of Therapeutic Discovery Corporation evidenced hereby are subject to an option in favor of ALZA Corporation, its successors and assigns, as described in the Restated Certificate of Incorporation of Therapeutic Discovery Corporation to purchase such shares at a purchase price determined in accordance with Article FIFTH thereof exercisable by notice delivered to this Corporation at or prior to the Purchase Option Expiration Time (as defined in the Restated Certificate of Incorporation of Therapeutic Discovery Corporation). Copies of the Restated Certificate of Incorporation of Therapeutic Discovery Corporation are available at the principal place of business of Therapeutic Discovery Corporation at 1290 Page Mill Road, P. O. Box 10950, Palo Alto, California 94303-0860 and will be furnished to any stockholder on request and without cost."

          (B)  No Conflicting Action.   This corporation shall not take, nor
               ---------------------
permit any other person or entity within its control to take, any action inconsistent with ALZA's rights under Article FIFTH. This corporation shall not enter into any arrangement, agreement or understanding, whether oral or in writing, that is inconsistent with or limits or impairs the rights of ALZA and the obligations of this corporation hereunder, including without limitation any arrangement, agreement or understanding which imposes any obligation upon this corporation, or deprives this corporation of any material rights, as a consequence of the exercise of the Purchase Option or the acquisition of the outstanding Class A Common Stock pursuant thereto.

          (C)  Inspection and Visitation Rights; Status Statements.   ALZA shall
               ---------------------------------------------------
have the right to inspect and copy, on reasonable notice and during regular business hours, the books and records of this corporation. ALZA shall also have the right to request from time to time (but not more frequently than monthly) a Status Statement as of such date as ALZA may request. Each Status Statement shall be sent within seven days of request by ALZA. ALZA shall also have the right to send a non-voting representative to attend all meetings of this corporation's board of directors and any committees thereof. Such representative shall receive notice of all meetings of this corporation's board of directors and each committee thereof, as well as copies of all documents and other materials provided to any directors of this corporation in connection with any such meeting not later than the time such materials are provided to other directors. Such representative shall also be provided with copies of all resolutions adopted or proposed to be adopted by unanimous written consent not later than the time such resolutions are provided to other directors.

          SEVENTH:  Board of Directors.
                    ------------------

          (A) The number of directors which shall constitute the whole Board of Directors of this corporation shall initially be three, but may be increased or decreased from time to time by a resolution duly adopted by the Board of Directors.

          (B) Nomination of candidates for election to the Board of Directors shall be made as provided in the bylaws of this corporation. Election of directors need not be by written ballot.

          (C) The Board of Directors shall be and is divided into three classes: Class I, Class II and Class III, which shall be as nearly equal in number as possible. Each director shall serve for a term ending on the date of the third annual meeting of stockholders following the annual meeting at which the director was elected; provided, however, that each initial director in Class I shall hold office until the annual meeting of stockholders in 1994; each initial director in Class II shall hold office until the annual meeting of stockholders in 1995; and each initial director in Class III shall hold office until the annual meeting of stockholders in 1996. Notwithstanding the foregoing provisions of this Article, each director shall serve until his successor is duly elected and qualified or until his death, resignation or removal.

          (D) In the event of any increase or decrease in the authorized number of directors, the newly created or eliminated directorships resulting from such increase or decrease shall be apportioned by the Board of Directors among the three classes of directors so as to maintain such classes as nearly equal as possible. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

          (E) Except as otherwise provided in Article FOURTH, Section (B)(4), newly created directorships resulting from any increase in the number of directors and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled by the affirmative vote of a majority of the remaining directors then in office (and not by stockholders), even though less than a quorum of the Board of Directors. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director's successor shall have been elected and qualified.

          (F) The name and mailing address of each person who is to serve as a director until the annual meeting of the stockholders entitled to vote for the class or until a successor is elected and qualified are as follows:

NAME                          MAILING ADDRESS                    CLASS

Dr. Pieter P. Bonsen          950 Page Mill Road,                  I
                              Palo Alto, CA 94303

Adrian M. Gerber              950 Page Mill Road,                 II
                              Palo Alto, CA 94303

Dr. Felix Theeuwes            950 Page Mill Road,                III
                              Palo Alto, Ca 94303

          (G) The board of directors of this corporation shall cease to be classified as provided in this Article SEVENTH from and after the Purchase Option Exercise Date. From and after such date all directors shall be elected to one year terms; provided the term of any director then in office shall not be reduced.

          EIGHTH:   Bylaws. In furtherance and not in limitation of the
                    ------
powers conferred by statute, and subject to the next sentence, the Board of Directors and the stockholders of this corporation are each expressly authorized to adopt, amend or repeal the bylaws of this corporation subject to any particular provisions concerning amendments set forth in this Certificate of Incorporation or the bylaws of this corporation. No amendment to the bylaws may be adopted by the stockholders without the approval of holders of a majority of the Class B Common Stock voting separately as a class if such amendment would affect the classification of the Board of Directors, or would otherwise regulate the conduct of the Board's affairs or the manner in which it may act.

          NINTH:    Stockholder Meetings.
                    --------------------

          (A)  Special Meetings. Special meetings of the stockholders for any
               ----------------
purpose or purposes whatsoever may be called at any time only by the Board of Directors, the Chairman of the Board or the President of this corporation.

          (B)  No Action Without Meeting. At any time when this corporation has
               -------------------------
more than one stockholder of any class of capital stock, no action required to be taken or which may be taken at any annual or special meeting of the stockholders may be taken without a meeting, and the power of stockholders to consent in writing, without a meeting, to the taking of any action is specifically denied. Notwithstanding the foregoing, the holder or holders of the Class B Common Stock may take any action permitted to be taken by such holders as a class by written consent without a meeting.

          TENTH:    Limitation of Liability and Indemnification of Directors.
                    --------------------------------------------------------

          (A)  Elimination of Certain Liability of Directors. No director or
               ---------------------------------------------
this corporation shall be personally liable to this corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to this corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) under section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper, personal benefit.

          (B)  Indemnification and Insurance.
               -----------------------------

          1.   Right to Indemnification. Each person who was or is made a party
               ------------------------
or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), because he or she, or a person of whom he or she is the legal representative, is or was a director or officer of this corporation or is or was serving at the request of this corporation as a direction, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise (including service with respect to employee benefit plans), whether the basis of the proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by this corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits this corporation to provide broader indemnification rights than that law permitted this corporation to provide before such amendment), against all expense, liability and loss (including attorney's fees, judgments, penalties, fines, Employee Retirement Income Security Act of 1974 excise taxes or penalties, and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith; provided, however, that this corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if the proceeding (or part thereof) was authorized by the Board of Directors of this corporation. Such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. The right to indemnification conferred by this Section shall be a contract right which may not be retroactively amended and shall include the right to be paid by this corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service with respect to an employee benefit plan) in advance of the final disposition of the proceeding, such payment shall be made only upon delivery to this corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if ultimately it shall be determined that such director or officer is not entitled to be indemnified under this section or otherwise. This corporation may, by action of its Board of Directors, provide indemnification to employees and agents of this corporation with the same scope and effect as the indemnification of directors and officer

          2.   Nonexclusivity of Rights. The right to indemnification and the
               ------------------------
payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of this Certificate of Incorporation, bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

          3.   Insurance. This corporation may maintain insurance, at its
               ---------
expense, to protect itself and any director, officer, employee or agent of this corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expenses, liability or loss, whether or not this corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

          IN WITNESS WHEREOF, the undersigned officers have executed this Restated Certificate of Incorporation on March 30, 1993 and do hereby certify
                                               --
that this Restated Certificate of Incorporation, which restates and integrates, and also further amends, the provisions of this Corporation's Certificate of Incorporation, was duly adopted by the stockholders of this Corporation in accordance with Sections 242 and 245 of the Delaware General Corporation Law.


                                        THERAPEUTIC DISCOVERY CORPORATION

                                        BY:  /s/ Pieter P. Bonsen
                                             --------------------------------
                                             Dr. Pieter P. Bonsen,
                                             President, Therapeutic Discovery
                                             Corporation


ATTEST:

/s/ Mary M. Roensch
--------------------------
Mary M. Roensch, Secretary,
Therapeutic Discovery Corporation

                                                                     ANNEX 17(d)

--------------------------------------------------------------------------------

                               ALZA CORPORATION

                      EXERCISE OF OPTION TO PURCHASE ALL
                            CLASS A COMMON STOCK OF
                       THERAPEUTIC DISCOVERY CORPORATION

                     ------------------------------------

                          NOTICE  TO  STOCKHOLDERS OF

                       THERAPEUTIC DISCOVERY CORPORATION

                     ------------------------------------


        This information is disseminated pursuant to Rule 13e-3 of the Securities Exchange Act of 1934, as amended.


THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.



--------------------------------------------------------------------------------

                                THE TRANSACTION
                                ---------------

     ALZA Corporation, a Delaware corporation ("ALZA"), wishes to advise holders of the Class A Common Stock of Therapeutic Discovery Corporation, a Delaware corporation ("TDC"), that, on August 25, 1997, ALZA exercised its option to purchase all of the issued and outstanding shares of Class A Common Stock of TDC (the "Purchase Option") as provided in TDC's Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on April 1, 1993 (the "Restated Certificate"). The closing date for this purchase will be September 29, 1997 (the "Closing Date"). A copy of the Restated Certificate is appended hereto as Annex A.
                                  -------

     The purchase price for all issued and outstanding shares of Class A Common Stock is $100 million. As of August 25, 1997, there are 7,734,424 shares of Class A Common Stock issued and outstanding and options to purchase 395,000 shares of Class A Common Stock currently exercisable. Accordingly, assuming all outstanding options are exercised, you will receive approximately $12.30 for each share of Class A Common Stock that you hold as of the close of business on the Closing Date.

     In accordance with the Restated Certificate, ALZA will deposit $100 million with Boston EquiServe, L.P. (the "Payment Agent") on or before September 29, 1997 and will provide the Payment Agent with an irrevocable direction to pay these funds to the holders as of the close of business on September 29, 1997 of Class A Common Stock. AFTER COMPLYING WITH THESE CONDITIONS, OWNERSHIP OF ALL TDC CLASS A COMMON STOCK WILL AUTOMATICALLY TRANSFER TO ALZA ON SEPTEMBER 29, 1997. If you hold your Class A Common Stock certificates, the Payment Agent will be instructing you on how to tender your certificates for payment. You will receive your payment from the Payment Agent after you tender the certificates. If you hold your Class A Common Stock in a brokerage account, your broker will credit your account with the purchase price.

                              NATURE OF DISCLOSURE
                              --------------------

     ALZA is providing this information to the security holders of TDC in compliance with Rule 13e-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Notwithstanding the provision of this information, ALZA disclaims any classification of ALZA as an "affiliate" of TDC as such term is used in Rule 13e-3 of the Exchange Act .

                                SPECIAL FACTORS
                                ---------------

     Purpose
     -------

     The purpose of this transaction is to acquire the rights to all products and product candidates developed or under development by ALZA and TDC pursuant to the Development Agreement dated March 10, 1993 between ALZA and TDC. ALZA believes that it is in the best interests of ALZA and ALZA's stockholders to exercise the Purchase Option at this time.

     As ALZA is exercising certain previously granted rights, no other options were considered.

     The transaction is structured pursuant to the terms of the previously granted Purchase Option as set forth in TDC's Restated Certificate. This transaction is being undertaken at this time because TDC has no significant funds remaining to expend on product development and the Purchase Option otherwise would have expired no later than January 15, 1998.

     Consequences
     ------------

     The transaction reported herein will cause TDC to become a wholly-owned subsidiary of ALZA. ALZA anticipates that TDC will be de-listed from the Nasdaq National Market and will have its public reporting obligations suspended. The federal tax consequences to TDC are that utilization of TDC's losses and other tax carryovers may be limited under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code").

     The transaction reported herein will cause ALZA to own 100% of TDC. As a result, ALZA will indirectly own all of the assets of TDC. Accordingly, ALZA will report 100% of the net book value and net earnings of TDC. There will be no significant federal tax consequences to ALZA as a result of the exercise of the Purchase Option.

     The transaction reported herein will cause each stockholder of Class A Common Stock to dispose of his or her Class A Common Stock for consideration equal to that stockholder's pro rata share of the exercise price identified above. This consideration is the amount specified in the Restated Certificate provided in 1993. The federal income tax consequences to such stockholder, in general terms, are set forth below.

     The following discussion sets forth federal income tax considerations under the Code for stockholders with respect to cash received by stockholders for the Class A Common Stock. This discussion is intended only to provide general information to stockholders that are subject to United States federal income tax; it may not address all relevant federal income tax consequences to such persons or to other categories of stockholders, e.g., foreign persons, dealers in securities, and stockholders that are exempt from federal income tax. This discussion is based upon present federal income tax laws and does not attempt to anticipate changes, including changes in tax rates, that may be made under currently pending legislative proposals. This discussion assumes that the Class A Common Stock was at all relevant times capital assets of the stockholders. This discussion does not address state, local or foreign tax considerations. ALL STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS.

     Holders of Class A Common Stock will have a capital gain or loss due to ALZA's exercise of the Purchase Option equal to the difference between (a) the amount of the cash received, and (b) their basis in the Class A Common Stock surrendered. Gain or loss due to the exercise of the Purchase Option should be long-term if the Class A Common Stock has been held for more than one year at the time of exercise of the Purchase Option. The Internal Revenue Service ("IRS") may assert, however, that the holding period of the Class A Common Stock does not begin until such date as the Purchase Option is exercised and that capital gain or loss upon exercise of the Purchase Option is therefore short-term. Limitations may apply to deduction of capital loss.

     To the extent that holders of Class A Common Stock have not provided appropriate taxpayer identification numbers on IRS Form W-9 or a substitute therefor, such stockholders may be subject to backup withholding by ALZA.

          Fairness
          --------

     ALZA reasonably believes that the transaction reported herein is fair to the holders of TDC Class A Common Stock. None of ALZA's directors dissented to the transaction.

Julian N. Stern and Dr. Alejandro Zaffaroni abstained from voting on such transaction because they each own shares of Class A Common Stock.

     The material factor upon which this belief is based is set forth below.

     Stockholder Awareness of Purchase Option

     The initial public holders of the Class A Common Stock received such stock as a dividend from ALZA in 1993. The Purchase Option was a feature of the Class A Common Stock at that time and was described in the ALZA Information Statement dated March 10, 1993 distributed in connection with this distribution. The Purchase Option was also set forth in the Restated Certificate, which was publicly filed both with the Delaware Secretary of State and the Securities and Exchange Commission (the "Commission") prior to the distribution. Pursuant to the Restated Certificate, the stock certificates for the Class A Common Stock were legended to put the holders thereof on further notice about the Purchase Option. Stockholders were also advised of the Purchase Option in each Form 10-K (since the date of the distribution) and each recent Form 10-Q public filing made by each of ALZA and TDC with the Commission. Accordingly, the Purchase Option was present in the initial public distribution of the Class A Common Stock, was disseminated in TDC's charter documents, was discussed in ALZA's and TDC's periodic filings and was legended on each stock certificate for the Class A Common Stock. As a result, each TDC Class A Common stockholder received substantial notice as to the terms of the Purchase Option prior to making any investment decision with respect to the Class A Common Stock. In addition, recent public filings by both ALZA and TDC have indicated the status of funds available for product development and therefore when the potential exercise of the Purchase Option was likely to be triggered. During 1997, both parties have indicated that these funds would likely be exhausted during the third quarter of 1997.

     The Restated Certificate does not require any approval of the stockholders of TDC for the exercise of the Purchase Option.

     After making reasonable inquiry of management of TDC, ALZA believes that no directors of TDC have retained an unaffiliated representative to act solely on behalf of any security holders of TDC as no action is required by either
TDC's directors or security holders to effect the Purchase Option.

     Reports
     -------

     Neither ALZA nor, to the best of ALZA's knowledge after reasonable inquiry of management of TDC, TDC, has received any report, opinion (other than an opinion of counsel) or appraisal from an outside party which is materially related to the transaction described herein.

                    BACKGROUND AND SUMMARY OF TRANSACTION
                    -------------------------------------

Identification of ALZA:

     This filing is being made by ALZA. Its principal business is pharmaceutical research and development and the commercialization of pharmaceutical products. The address of its principal executive offices are 950 Page Mill Road, Palo Alto, CA 94304.

     During the last five years, ALZA has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, ALZA has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities, subject to, federal or state securities laws or finding any violation of such laws.


Identification and Securities of TDC:

     The issuer of the Class A Common Stock and the address of its principal executive offices is:

                    Therapeutic Discovery Corporation
                    1454 Page Mill Road
                    Palo Alto, CA  94303-0806

     The exact title of the class of security which is the subject of this filing is Class A Common Stock, par value $0.01, of TDC. The amount of Class A Common Stock outstanding as of August 25, 1997, the most recent practicable date, is 7,734,424. As of that date, there were also options to purchase 395,000 shares of Class A Common Stock immediately exercisable. The approximate number of holders of record of such Class A Common Stock as of August 25, 1997, the most recent practicable date, is 5,604.

     The principal market in which the Class A Common Stock is being traded is the Nasdaq National Market. The range of high and low bid quotations for the Class A Common Stock for each quarterly period during the past two years is:

        Period               High         Low
-----------------------   ----------   ---------
June 30, 1995                  7.875        6.00
September 30, 1995              7.75        6.75
December 31, 1995               7.25        6.75
March 31, 1996                10.625       7.125
June 30, 1996                  9.875       8.875
September 30, 1996             10.00        8.00
December 31, 1996             11.375       9.375
March 31, 1997                11.375       10.50
June 30, 1997                 11.375      10.625

     To the best of ALZA's knowledge, after making reasonable inquiry, TDC has not paid any dividends on the Class A Common Stock in the past two years.

     TDC is restricted from paying any dividends on the Class A Common Stock if, after payment of such dividend, the amount of TDC's cash, cash equivalents and short-term and long-term investments would be less than the Available Funds as such term is defined in the Restated Certificate.


Past Contacts, Transactions or Negotiations:

     The nature and approximate amount in dollars of any transaction which has occurred since the commencement of TDC's second full fiscal year preceding the date of this Statement between ALZA and TDC are as follows:

              (i) Since the commencement of TDC's second full fiscal year preceding the date of this Statement, TDC paid approximately $225,000,000 to ALZA pursuant to a Development Agreement between ALZA and TDC dated March 10, 1993 whereby ALZA was retained by TDC to undertake activities related to the selection and development of pharmaceutical products.

              (ii) Since the commencement of TDC's second full fiscal year preceding the date of this Statement, TDC paid approximately $500,000 to ALZA pursuant to a Services Agreement between ALZA and TDC dated March 10, 1993 whereby ALZA was retained by TDC to provide certain administrative services to TDC (such as legal and accounting) in exchange for payment of ALZA's costs in the provision of such services.

              (iii) There is also (a) a Technology License Agreement dated March
                    10, 1993 between ALZA and TDC, whereby ALZA licensed certain proprietary technology to TDC, and (b) a License Option Agreement dated March 10, 1993 between ALZA and TDC, whereby TDC granted ALZA an option to license certain products from TDC. No amounts have been paid by either of ALZA or TDC to the other pursuant to such agreements since the commencement of TDC's second full fiscal year preceding the date of this Statement except as set forth in section (iv) below.

              (iv) In January of 1997, ALZA exercised its option to license from TDC for 12 European countries a second-generation transdermal testosterone product to follow ALZA's existing Testoderm(R) product. ALZA entered into an agreement with Ferring N.V. to market the TDC product in such countries. As a result of ALZA's exercise of this license and the arrangement with Ferring, ALZA paid TDC $580,000, a portion of the upfront payment ALZA received from Ferring, and will receive payments from ALZA based on sales of the product in the 12 European countries covered by ALZA's agreement with Ferring.

              (v) In February of 1997, ALZA exercised its option to license from TDC a once-daily OROS(R) hydromorphone product on a worldwide basis. ALZA entered into an agreement with Knoll Pharmaceutical Company and Knoll A.G. (together "Knoll") for the further clinical development and worldwide commercialization of that product. As a result of ALZA's exercise of the license, TDC will receive a portion of the amounts ALZA receives from Knoll based on worldwide sales of the product, and a portion of certain milestone payments made by Knoll to ALZA.

Terms of the Transaction:

     ALZA exercised its option to purchase all of TDC's Class A Common Stock on August 25, 1997 by delivering an exercise notice to TDC. The terms of the Purchase Option are set forth in TDC's Restated Certificate. Pursuant to the Restated Certificate, the exercise price of the Purchase Option is $100 million. ALZA has determined that September 29, 1997 will be the Closing Date. ALZA will deposit the exercise price with Boston EquiServe, L.P., as Payment Agent, on or prior to that date. Promptly following the Closing Date, and upon receipt of stock certificates for the Class A Common Stock as instructed by the Payment Agent, the Payment Agent will distribute the exercise price pro rata to each person or entity who was a holder of Class A Common Stock at the close of business on the Closing Date. In the case of any person or entity holding Class A Common Stock in a brokerage account, the broker will credit the relevant account with such amount.

     In accordance with the terms of the Restated Certificate, the stockholders of the Class A Common Stock do not need to take any steps to approve the purchase. Title to the Class A Common Stock will automatically vest in ALZA on the Closing Date and the exercise price will be paid to such stockholders, upon tender of their stock certificates directly or through their brokers, in accordance with their respective interests.

Plans or Proposals of ALZA:

     Subsequent to the purchase of the Class A Common Stock by ALZA, TDC will be a wholly-owned subsidiary of ALZA. ALZA anticipates de-listing TDC from the Nasdaq National Market and suspending its reporting requirements with the Securities and Exchange Commission by filing a Form 15. ALZA intends to replace TDC's officers and Board of Directors with ALZA employees.

Interest in Securities of TDC:

     As of August 25, 1997, no shares of Class A Common Stock of TDC are beneficially owned by ALZA, by any pension, profit sharing or similar plan of ALZA or, to ALZA's knowledge after reasonable inquiry of management of TDC, by TDC, by each executive officer and director of either ALZA, TDC, any person controlling either ALZA or TDC or any executive officer of any corporation ultimately in control of either ALZA or TDC, or by any associate or majority owned subsidiary of either ALZA or TDC except as set out on the following table:

                                                                                                     Immediately
                                                                     Direct         Indirect         Exercisable
Name                            Position                           Ownership       Ownership           Options
----                            --------                           ---------       ---------         -----------
Blaschke, Dr. Terrence F.        Director of TDC                         4,500           6,200           40,000

Cozadd, Bruce C.                 Senior Vice President and                  15
                                 Chief Financial Officer of ALZA

Fethe, Harold                    Vice President, Human                                   3,304
                                 Resources of ALZA

Fulscher, Dr. Gary V.            Senior Vice President,                  4,489           4,693
                                 Operations of ALZA

Hoffmann, David R.               Vice President, Finance and             1,622           6,223
                                 Secretary of TDC

Lairson, Dr. Paul D.             Director of TDC                                                         40,000

Martin, Suzanne G.               Vice President, Research and              695
                                 Development Administration of TDC

Neil, Gary L., Ph.D.             Director, President and Chief                          12,000          160,000
                                 Executive Officer of TDC

Phipps, Allen M.                 Chairman of the Board of TDC           10,000                           60,000

Sommers, William P, Ph.D.        Director of TDC                                         2,919           40,000

Stern, Julian N.                 Director and Secretary of ALZA          9,393

Theeuwes, Dr. Felix              President, New Ventures and               413          17,064
                                 Chief Scientist of ALZA

Zaffaroni, Dr. Alejandro         Co-Chairman of the Board and           95,594
                                 Founder of ALZA

As of December 31, 1996 ALZA's 401(k) tax deferral investment plan owned 18,902 shares of Class A Common Stock for the accounts of certain ALZA employees. The employees direct the investment of these accounts. Some of the shares reported as indirectly owned by ALZA employees in the table above are included in the foregoing amount.

CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO TDC'S CLASS A COMMON
STOCK:

     Article FIFTH of the Restated Certificate provides ALZA with the Purchase Option. The Purchase Option provides that ALZA may purchase all, but not less than all, of the issued and outstanding Class A Common Stock at any time prior to the earlier of: (i) 60 days after the later of (a) the date of filing with the Commission or (b) the due date of TDC's Form 10-K or Form 10-Q containing a balance sheet showing that TDC has less than an aggregate of $5 million in cash, cash equivalents, and short-term and long-term investments, or (ii) June 30, 1999. ALZA may exercise the Purchase Option at any time prior to such expiration date by mailing an exercise notice to TDC. This exercise notice must identify certain information, including a Closing Date for the purchase and the exercise price and form of consideration to be paid to TDC stockholders. The Closing Date must be within 90 days of the exercise date but may be extended by ALZA in certain circumstances outlined in the Restated Certificate, such as the need for regulatory clearance. ALZA exercised the Purchase Option by providing the foregoing exercise notice to TDC on August 25, 1997. The Closing Date has been set for September 29, 1997.

     From the date of exercise of the Purchase Option until the Closing Date, TDC is prohibited by the terms of the Restated Certificate from engaging in any extraordinary corporate activity without the prior written consent of ALZA.

     Article FOURTH of the Restated Certificate provides that as soon as ALZA exercises the Purchase Option, TDC's board shall cease to be classified, the number of authorized TDC directors shall be increased in accordance with a formula set forth in the Restated Certificate and the holders of TDC's Class B Common Stock (currently ALZA) shall have the sole right to appoint the directors thereafter.

     Within 15 days after the mailing of the exercise notice to TDC, TDC must provide ALZA with a status statement containing certain financial information. This financial information includes all actual and contingent liabilities of TDC. ALZA then may reduce the exercise price by the amount of such liabilities. It is not anticipated that any reduction will occur in the current circumstances of this transaction.

     ALZA must designate a Payment Agent who will distribute the exercise price to the TDC stockholders. ALZA must also deposit both the exercise price, and irrevocable instructions to pay the exercise price to TDC stockholders of record as of the close of business on the Closing Date, with the Payment Agent on or prior to the Closing Date.

     On the Closing Date, title to the Class A Common Stock will automatically transfer to and vest in ALZA without further act of any person. The Payment Agent will then disburse the exercise price to TDC stockholders upon tender of stock certificates to the Payment Agent as instructed thereby.

                      OTHER PROVISIONS OF THE TRANSACTION
                      -----------------------------------

     Appraisal rights are not afforded under either applicable law or the Restated Certificate to TDC stockholders in respect of the exercise of the Purchase Option and none will be afforded by either ALZA or TDC. ALZA is not aware of any rights available to objecting holders of Class A Common Stock under applicable law.

     ALZA is unaware, after making reasonable inquiry of TDC, of any grant of access to unaffiliated security holders to the corporate files of either TDC or ALZA or the appointment of counsel or appraisal services for unaffiliated security holders at the expense of either TDC or ALZA.

                        SUMMARY OF FINANCIAL STATEMENTS
                        -------------------------------

Selected Consolidated Financial Data

Set forth below is a summary of TDC's selected consolidated financial data, which has been excerpted or derived from the information contained in TDC's Annual Reports on Form 10-K for the years ended December 31, 1996 and 1995, and its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1997. More comprehensive information is included in such reports and other documents filed by TDC with the Commission, and the following information should be read in conjunction with such reports and other documents and the financial information (including any related notes and Management's Discussion and Analysis of Financial Condition and Results of Operations) contained therein.

Statement of Income Data:
(in millions, except per share amounts)

                                   Year ended December 31,       Six Months ended June 30,
                                     1996          1995            1997             1996
                                   -------------------------------------------------------
Total revenues                     $   8.2       $ 11.5          $  1.5          $  4.7
Net loss                           $  94.8       $ 59.4          $ 48.3          $ 46.5
Loss per share                     $ 12.25       $ 7.68          $ 6.24          $ 6.01
Ratio of earnings
 to fixed changes                      N/A          N/A             N/A             N/A

Balance Sheet Data:
(in millions, except per share amounts)

                               December 31, 1996                  June 30, 1997
                               -----------------                  -------------
Working capital                    $67.9                             $20.9
Total assets                        88.5                              40.5
Total stockholders'
 equity                             69.1                              21.8
Book value per share               $8.94                             $2.82

Note to Selected Consolidated Financial Data:

(1) TDC had no material fixed charges for the periods presented.

                                  CONCLUSION
                                  ----------

     If you have any questions with respect to this transaction, please contact ALZA Corporate and Investor Relations at (650) 494-5222.

     ALZA and TDC wish to thank you for your investment and interest in TDC. We sincerely hope that you are pleased with your return on this investment.

                                 EXHIBIT INDEX

 EXHIBIT
---------

   17(c) Restated Certificate of Incorporation of Therapeutic Discovery Corporation as filed with the Secretary of State of the State of Delaware on April 1, 1993.

   17(d) Notice to Stockholders of Therapeutic Discovery Corporation (for purposes of this Statement only, Annex A thereto being Item 17(c) above).

   99.1 Financial information extracted from TDC Form 10-Q for the quarterly period ended June 30, 1997.

   99.2 Financial information extracted from TDC Form 10-K for the year ended December 31, 1996.

   99.3 Financial information extracted from TDC Form 10-K for the year ended December 31, 1995.